ROCK RESOURCES INC.

(the "Company")

82-4504

02 JUL -2 AM 12:30

NEWS RELEASE

June 21, 2002

02042336

SUPPL

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the TSX Venture Exchange, it has granted Incentive Stock Options in the amount of 510,000 shares, exercisable on or before June 21, 2003 at a price of $0.75 per share. There is a 4 month hold period on approved stock options.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

TSX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com